 Exhibit 99.1

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2026

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of June 30, 2026

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2026	December 31, 2025
Assets

CURRENT ASSETS:
Cash and cash equivalents	42,557	27,863
Short-term deposits	40,874	64,733
Restricted short-term deposit	1,120	1,132
Trade accounts receivable	8,867	9,971
Prepaid expenses and other current assets	4,106	4,842
Inventories	12,513	10,117
TOTAL CURRENT ASSETS	110,037	118,658

LONG-TERM ASSETS:
Property and equipment, net	2,514	2,901
Operating lease right-of-use assets	6,251	6,901
Intangible assets	3,291	3,762
Goodwill	1,847	1,847
Other assets	686	632
TOTAL LONG-TERM ASSETS	14,589	16,043
TOTAL ASSETS	124,626	134,701

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2026	December 31, 2025
Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade accounts payable	5,608	4,698
Accrued compensation	5,548	7,298
Earnout liability	-	282
Current maturities of operating leases liabilities	1,667	1,526
Other current liabilities	8,295	9,130
TOTAL CURRENT LIABILITIES	21,118	22,934

LONG-TERM LIABILITIES:
Non-current operating leases liabilities	6,348	6,717
Other long-term liabilities	106	67
TOTAL LONG-TERM LIABILITIES	6,454	6,784
TOTAL LIABILITIES	27,572	29,718

COMMITMENTS AND CONTINGENT LIABILITIES (note 4)

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 108,280,056 and 106,352,460 shares issued and 108,280,056 and 103,050,266 shares outstanding as of June 30, 2026 and December 31, 2025, respectively	49	49
Treasury shares at cost: 0 and 3,302,194 shares as of June 30, 2026 and December 31, 2025, respectively	-	(10,006)
Additional paid-in capital	358,432	360,013
Accumulated other comprehensive income	417	429
Accumulated deficit	(261,844)	(245,502)
TOTAL SHAREHOLDERS’ EQUITY	97,054	104,983
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	124,626	134,701

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

REVENUES	34,964	33,887	18,105	17,059
COST OF REVENUES	(13,338)	(12,470)	(6,966)	(6,224)
GROSS PROFIT	21,626	21,417	11,139	10,835

OPERATING EXPENSES:
Research and development expenses	(20,370)	(20,788)	(10,076)	(10,198)
Sales and marketing expenses	(10,407)	(10,773)	(5,011)	(5,166)
General and administrative expenses	(8,015)	(7,364)	(3,998)	(3,697)
Change in earnout liability	282	663	-	837
TOTAL OPERATING EXPENSES	(38,510)	(38,262)	(19,085)	(18,224)
OPERATING LOSS	(16,884)	(16,845)	(7,946)	(7,389)

FINANCIAL INCOME (EXPENSES), NET	594	1,463	(79)	225
LOSS BEFORE INCOME TAXES	(16,290)	(15,382)	(8,025)	(7,164)
INCOME TAXES	(56)	(114)	(29)	(21)
LOSS AFTER INCOME TAXES	(16,346)	(15,496)	(8,054)	(7,185)
Equity in earnings of investee	4	4	2	1
NET LOSS	(16,342)	(15,492)	(8,052)	(7,184)

Basic and diluted net loss per ordinary share	(0.15)	(0.15)	(0.08)	(0.07)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	106,142,089	104,403,869	107,236,802	103,551,779

Other comprehensive income (loss):
Change in unrealized gain (loss) on cash flow hedges	(12)	734	352	1,276
TOTAL COMPREHENSIVE LOSS	(16,354)	(14,758)	(7,700)	(5,908)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(U.S. dollars in thousands, except share data)

	Six months ended June 30, 2026
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	Income (loss)	Deficit	Total

Balance as of January 1, 2026	103,050,266	49	360,013	(10,006)	429	(245,502)	104,983
Exercise of options and vesting of RSUs	5,229,790	-	2,179	-	-	-	2,179
Retirement of treasury shares	-	-	(10,006)	10,006	-	-	-
Stock based compensation	-	-	6,246	-	-	-	6,246
Change in unrealized gain (loss) on cash flow hedges	-	-	-	-	(12)	-	(12)
Net loss for the period	-	-	-	-	-	(16,342)	(16,342)
Balance as of June 30, 2026	108,280,056	49	358,432	-	417	(261,844)	97,054

	Six months ended June 30, 2025
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	income	Deficit	Total

Balance as of January 1, 2025	(*)106,342,415	49	357,570	(1,613)	601	(213,919)	142,688
Exercise of options and vesting of RSUs	2,991,563	-	385	-	-	-	385
Repurchase of ordinary shares	(7,500,298)	-	-	(19,761)	-	-	(19,761)
Stock based compensation	-	-	7,941	-	-	-	7,941
Change in unrealized gain (loss) on cash flow hedges	-	-	-	-	734	-	734
Net loss for the period	-	-	-	-	-	(15,492)	(15,492)
Balance as of June 30, 2025	(*)101,833,680	49	365,896	(21,374)	1,335	(229,411)	116,495

	Three months ended June 30, 2026
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	income	Deficit	Total

Balance as of April 1, 2026	105,722,413	49	353,918	-	65	(253,792)	100,240
Exercise of options and vesting of RSUs	2,557,643	-	1,404	-	-	-	1,404
Stock based compensation	-	-	3,110	-	-	-	3,110
Change in unrealized gain (loss) on cash flow hedges	-	-	-	-	352	-	352
Net loss for the period	-	-	-	-	-	(8,052)	(8,052)
Balance as of June 30, 2026	108,280,056	49	358,432	-	417	(261,844)	97,054

	Three months ended June 30, 2025
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	Income	Deficit	Total
Balance as of April 1, 2025	(*)104,892,547	49	361,924	(11,198)	59	(222,227)	128,607
Exercise of options and vesting of RSUs	1,211,172	-	197	-	-	-	197
Repurchase of ordinary shares	(4,270,039)	-	-	(10,176)	-	-	(10,176)
Stock based compensation	-	-	3,775	-	-	-	3,775
Change in unrealized gain (loss) on cash flow hedges	-	-	-	-	1,276	-	1,276
Net loss for the period	-	-	-	-	-	(7,184)	(7,184)
Balance as of June 30, 2025	(*)101,833,680	49	365,896	(21,374)	1,335	(229,411)	116,495

(*)	Excluding 359,375 Forfeiture Shares

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. dollars in thousands)

	Six months ended June 30
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(16,342)	(15,492)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	1,227	1,528
Stock-based compensation	6,246	7,941
Exchange rate differences	931	159
Realized and unrealized loss (gain) on non-designated derivative instruments	3	617
Interest on short-term deposits	91	771
Change in earnout liability	(282)	(663)
Reduction in the carrying amount of ROU assets	682	692
Equity in earnings of investee, net of dividend received	(4)	1
Changes in operating assets and liabilities:
Trade accounts receivable	1,092	(382)
Prepaid expenses and other current assets	758	878
Inventories	(2,396)	(1,460)
Other assets	(8)	(96)
Trade accounts payable	834	(1,201)
Accrued compensation	(2,161)	(598)
Other current liabilities	1,093	(65)
Change in operating lease liabilities	(781)	(403)
Other long-term liabilities	39	12
Net cash used in operating activities	(8,978)	(7,761)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(19,162)	(52,505)
Maturities of short-term deposits	44,062	91,835
Purchase of property and equipment	(302)	(537)
Derivative instruments of non-designated hedges	(3)	(672)
Net cash provided by investing activities	24,595	38,121

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	-	(19,761)
Earnout payment	(1,962)	-
Exercise of stock options	2,179	385
Net cash provided by (used in) financing activities	217	(19,376)

Effect of exchange rate changes on cash and cash equivalents	(20)	182
INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT	15,814	11,166
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT AT THE BEGINNING OF THE PERIOD	27,863	35,423
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT AT THE END OF THE PERIOD	43,677	46,589
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalent	42,557	46,589
Restricted deposit	1,120	-
Total cash, cash equivalent and restricted deposit	43,677	46,589

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	67	194
Operating lease liabilities arising from obtaining operating right-of-use assets and lease modifications	32	494

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

NOTE 1 - GENERAL:

a.	Valens Semiconductor Ltd. (hereafter “Valens”, and together with its wholly owned subsidiaries, the “Company”), was incorporated in Israel in 2006.

As of March 31, 2021, the Company began trading on the New York Stock Exchange under the Symbol “VLN”.

Valens is a leading provider of semiconductor products (chips), operates in the Audio-Video, industrial, machine vision, medical (all referred to as the “CIB”) and Automotive industries, renowned for its Physical Layer (PHY) technologies, enabling resilient high-speed connectivity over simple, low-cost infrastructure. Valens is the inventor of the HDBaseT Technology, which enables the converged delivery of ultra-high-definition digital video and audio, Ethernet, control signals, USB and power through a single cable. In the audio-video space, Valens’ HDBaseT technology enables plug-and-play digital connectivity between ultra-HD video sources and remote displays. In the automotive domain, Valens’ product offering includes both symmetric and asymmetric connectivity solutions for high bandwidth transmission of native interfaces over single low-cost wires and connectors. Valens’ advanced PHY technologies for the auto industry provides the safety and resilience required to handle the noisy automotive environment, addressing the needs of Advanced driver-assistance systems (ADAS), Automotive Data Solutions (ADS), infotainment, telematics and backbone connectivity.

b.	On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces responded. In addition, Iran, Hezbollah and the Houthi movement attacked military and civilian targets in Israel, to which Israel responded, including through increased air and/or ground operations in Lebanon, Syria, Yemen and Iran. Following years of conflict in the region, on October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. On February 28, 2026, the United States and Israel launched joint combat operations in Iran to which Iran and Hezbollah responded with ballistic missile and drone attacks on Israel as well as other countries and U.S. military bases in the region. Although the United States and Iran have announced ceasefire and de-escalation arrangements from time to time, including a memorandum of understanding entered into on June 17,2026 that contemplates the termination of military operations on multiple fronts, hostilities have resumed and may continue or escalate. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region last and become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

The results of operations for the six and three months ended June 30, 2026, are not necessarily indicative of the results to be expected for the full year ending December 31, 2026. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements that were included in Form 20-F for the year ended December 31, 2025.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The carrying value of cash and cash equivalents, accounts receivables, deposits and accounts payable (included in the condensed consolidated balance sheets) approximates their fair value because of their generally short maturities.

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2025.

b.	New Accounting Pronouncements

Accounting pronouncements effective in future periods:

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

In September 2025, the FASB issued Accounting Standards Update 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 provides targeted improvements to the accounting for internal-use software costs by replacing the existing project-stage model with a principles-based approach to determine when capitalization of costs should begin. ASU 2025-06 is effective for all entities, on a prospective basis, for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2025-06 will have on its consolidated financial statements.

In December 2025, the FASB issued Accounting Standards Update 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. ASU 2025-10 permits an entity to apply the new guidance using a modified prospective basis, a modified retrospective basis, or a full retrospective basis. The Company is currently evaluating the impact of ASU 2025-10 on its consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 3 - INVENTORIES:

	June 30, 2026	December 31, 2025
	U.S. dollars in thousands
Work in process	6,783	5,008
Finished goods	5,730	5,109
	12,513	10,117

Inventories write-downs amounted to approximately $142 thousand and $9 thousand during the six months ended June 30, 2026, and 2025, respectively. Inventory write-downs amounted to approximately $36 thousand and $9 thousand during the three months ended June 30, 2026, and 2025, respectively.

Inventories write-downs are recorded in cost of revenues.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Noncancelable Purchase Obligations

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of June 30, 2026, and December 31, 2025, the total value of open purchase orders acknowledged by such manufacturing contractors was approximately $13,297 thousand and $5,333 thousand, respectively.

The Company has noncancelable purchase agreements for certain IP embedded in the Company’s products as well as certain agreement for the license of development tools used by the development team. As of June 30, 2026, and December 31, 2025, the total value of non-paid amounts related to such agreements totaled to $3,740 thousand and $5,015 thousand, respectively.

b.	Legal proceedings

As of June 30, 2026 and December 31, 2025, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

On March 26, 2024, the Company received a complaint from a customer (hereafter ‘Customer’) regarding allegedly damaged chips due to a certain batch production incident that customer embedded in its product. The Company identified and remedied the production process.

On September 10, 2024, the Customer sent a cost claim letter in the amount of 2,096 thousand Euro.

In 2024, the Company recorded a relevant provision in its books, within its other current liabilities. Relevant expenses were recorded in the general and administrative expenses.

In June 2025, following the ongoing discussions with the Customer and updated indications, the Company decreased the provision in its financial statements by $323 thousand. The reversal of the provision was recorded in the general and administrative expenses.

In October 2025, the insurance company provided a draft release and discharge agreement to be signed by the Company, the Customer, and the insurer. Subject to the final execution of such agreement by all parties, the insurance company will pay the Customer $1,726 thousand, less a $250 thousand retention amount to be paid by the Company, as final settlement of the claim.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Based on the progress achieved and the insurance company’s written confirmation of its intent to settle, management determined that the realization of the reimbursement from the insurer is probable and the amount is reasonably estimable. Accordingly, the Company recognized in September 2025 an insurance recovery asset of $1,476 thousand (representing the expected reimbursement from the insurer). The related income was recognized within general and administrative expenses in the consolidated statement of operations.

In December 2025, following the draft release and discharge agreement, and the Customer’s feedback to this letter, the Company decreased the provision in its financial statements by additional $412 thousand. Reversal of the provision was recorded in the general and administrative expenses.

As of June 30, 2026, and December 31, 2025, the provision amounted to $1,726 thousand, while the insurance recovery asset amounted to $1,476 thousand. The remaining difference of $250 thousand reflects the retention amount to be paid by the Company.

During June 2026 the parties signed the release and discharge agreement, and the relevant amounts were paid by the Company and by the insurance company during July 2026 (please refer to Note 14 for further information).

NOTE 5 - OTHER CURRENT LIABILITIES:

	June 30, 2026	December 31, 2025
	U.S. dollars in thousands

Accrued vacation	4,030	3,707
Tax authority and other institutions	57	347
Estimated accrual for a certain batch production incident	1,726	1,726
Derivative liabilities	35	-
Accrued expenses	2,316	1,274
Revenue Earnout payables (please refer to Note 6)	-	1,962
Other	131	114
	8,295	9,130

NOTE 6 - EARNOUT LIABILITY

During 2024 the Company acquired Acroname Inc., a US company specializing in advanced automation and control technologies. With respect to the Acroname’s acquisition, the Company shall be obligated to pay Acroname’s former shareholders earn out payments of up to $7.2 million, of which an amount of $1.5 million upon completion of a development of a certain product by June 2026, and the remaining amount depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025.

The Company recorded earn-out liability in connection with these payments at fair value on the acquisition date.

Each reporting period thereafter, the Company revaluated the earn-out liability and records the changes in their fair value in the consolidated statements of operations and comprehensive loss.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 6 - EARNOUT LIABILITY (continued):

Changes in the fair value of earnout liability can result from adjustments to the discount rates, revenues, profitability targets and achievement of mutual development project. This fair value measurement represents Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent period.

As of December 31, 2025, after achieving the revenue, EBITDA and cash flow targets, the Company calculated the Revenues Earnout according to the actual revenues achieved during the period starting from the Closing date and until December 31, 2025. The Revenues Earnout, amounting to $1,962 thousand, was included in the other current liabilities as of December 31, 2025, and was paid in March 2026.

As of December 31, 2025, the Company calculated the Joint Product Earnout using the probability that the targets will be achieved, a discount rate of 13.22% and expected term of 0.5 years.

As of June 30, 2026, the period for achieving the joint product target had expired, and the target had not been achieved. Accordingly, the Company has no remaining obligation in respect of the Joint Product Earnout as of that date.

The following table summarizes the activity for the earnout liability, where fair value measurement is estimated utilizing Level 3 inputs:

	Six months ended June 30, 2026	Year ended December 31, 2025
	U.S. dollars in thousands
Fair value at the beginning of the period	282	2,413
Reclassification of Revenues Earnout to other current liabilities	-	(1,962)
Change in fair value of earnout liability	(282)	(169)
Fair value at the end of the period	-	282

NOTE 7 - DERIVATIVES AND HEDGING:

Derivatives

Generally accepted accounting principles require all derivatives, whether designated in a hedging relationship or not, to be recorded on the balance sheet at fair value. These derivative instruments are measured at fair value within Level 2 of the fair value hierarchy. The Company’s earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company’s foreign currency risk management strategy is principally designed to mitigate the future potential financial impact of changes in the U.S. Dollar value of anticipated transactions and balances denominated in ILS resulting from changes in USD/ILS exchange rates. The Company entered into derivative transactions, specifically foreign currency forward contracts, to manage its exposure to foreign currency exchange risk to reduce earnings volatility. The Company does not enter into derivative transactions for trading or speculative purposes.

Non-Designated Hedges

The Company hedges its foreign currency monetary assets primarily resulting from foreign currency denominated short-term deposits with foreign exchange forward contracts to reduce the risk that the Company’s earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These contracts have maturities of up to approximately 12 months. Generally, The Company does not designate these foreign currency forward contracts as hedges for accounting purposes and changes in the fair value of these instruments are recognized immediately in earnings. Any gains or losses on the underlying foreign-denominated balance are offset by the losses or gains on the forward contract. Derivative instruments are recorded as other current assets or other current liabilities.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 7 - DERIVATIVES AND HEDGING (continued):

As of June 30, 2026, the derivative instruments are recorded as other current liabilities ($16 thousand) . Gains and losses on forward contracts and foreign denominated deposits are included in financial income (expenses), net. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from investing activities.

As of June 30, 2026 and December 31, 2025, the Company had outstanding forward contracts not designated as hedging instruments with notional and fair value amounts equivalent to the following:

Currency Hedged	June 30, 2026	December 31, 2025
	U.S. dollars in thousands
Israeli Shekel / U.S. Dollar	567	311
Fair value of derivatives assets	-	2
Fair value of derivatives liabilities	16	-

The following table shows the effect of our non-designated hedges on the Consolidated Statements of Operations for the three and six months ended June 30, 2026:

	Location	Six months ended June 30,		Three months ended June 30,
	of Gain	2026	2025	2026	2025
		U.S. dollars in thousands
Net realized and unrealized gain (loss), excluding the underlying foreign currency exposure being hedged	Financial income (expenses), net	(3)	(619)	2	(823)

For the six months ended June 30, 2026 and 2025, foreign currency profit, net was $0 and $731 thousand, respectively. For the three months ended June 30, 2026 and 2025, foreign currency profit, net was $0 and $915 thousand, respectively.

Designated Hedges

The Company has a foreign currency cash flow hedging program, designed to hedge the Company’s foreign exchange rate risk, resulting from ILS payroll expenses. The Company hedges portions of its forecasted payroll payments denominated in ILS for a period of up to 12 months, using forward contracts that are designated as cash flow hedges, as defined by ASC 815. Derivative instruments are recorded as other current assets or other current liabilities, according to the timing of the cash flows. As of June 30, 2026, the derivative instruments are recorded as other current assets ($436 thousand) and other current liabilities ($19 thousand). As of December 31, 2025, the derivative instruments are recorded as other current assets ($429 thousand). For these derivative instruments, designated as a cash flow hedge, gains and losses are reported as a component of other comprehensive income or loss and reclassified into earnings in the same line item associated with the hedged transaction and in the same period or periods during which the hedged transaction affects the statement of operations. As of June 30, 2026, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income or loss to earnings during the next twelve months. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from operating activities.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 7 - DERIVATIVES AND HEDGING (continued):

The notional and fair value amount and fair value of outstanding derivatives at the end of each period were:

	June 30, 2026	December 31, 2025
	U.S. dollars in thousands
Notional amount of foreign currency contracts	9,951	10,921
Fair value of foreign currency contracts	417	429

The change in accumulated other comprehensive income or loss relating to gains or losses on derivatives used for hedging was as follows:

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
	U.S. dollars in thousands
Other comprehensive income before reclassifications	1,196	1,348	1,078	1,703
Amounts reclassified out of accumulated other comprehensive income (*)	(1,208)	(614)	(726)	(427)
Other comprehensive income (loss), net	(12)	734	352	1,276

(*)	Amounts of gains or losses reclassified from other comprehensive income or loss into profit or loss are recorded in cost of revenue and operating expenses.

In the six months ended June 30, 2026, $31 thousand, $735 thousand, $261 thousand and $181 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively. In the six months ended June 30, 2025, $16 thousand, $391 thousand, $122 thousand and $85 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively. In the three months ended June 30, 2026, $17 thousand, $455 thousand, $160 thousand and $94 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively. In the three months ended June 30, 2025, $11 thousand, $272 thousand, $85 thousand and $59 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively.

NOTE 8 - TREASURY SHARES:

a.	On December 27, 2024, the Company initiated a share repurchase program (the – “Buyback”), at an aggregate amount of up to $10 million. During 2024 and 2025, the Company has repurchased in the open market a total of 3,302,194 shares at a total consideration of $10 million.

b.	On February 11, 2025, the Company initiated a second share repurchase program (the – “Second Buyback”), at an aggregate amount of up to $15 million. During 2025, The Company has repurchased in the open market a total of 6,151,225 shares at a total consideration of $15 million.

Overall, in the framework of the Buyback and the Second Buyback, the Company repurchased a total amount of 9,453,419 Ordinary Shares, for a total amount of $25 million.

During 2025, 6,151,225 shares were formally cancelled and retired from the Company’s issued share registration. On January 22, 2026, 3,302,194 shares were formally cancelled and retired from the Company’s issued share registration.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - STOCK-BASED COMPENSATION:

Stock Options

As of June 30, 2026, and December 31, 2025, the number of ordinary shares included in the Company’s option plans totaled to 49,893,452 and 44,740,618, respectively.

5,000,941 out of the outstanding options that have not yet vested as of June 30, 2026, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

As of June 30, 2026, the unrecognized compensation costs related to those unvested stock options are $3,019 thousand, which are expected to be recognized over a weighted-average period of 2.85 years.

The following is a summary of the status of the Company’s share option plan as of June 30, 2026:

	Six months ended
	June 30, 2026
	Number of Options	Weighted-Average Exercise price
Options outstanding as of December 31, 2025	15,857,856	$1.81
Granted during the period	397,628	$1.66
Exercised during the period	(2,652,385)	$0.82
Forfeited during the period	(456,891)	$2.62
Options outstanding as of June 30, 2026	13,146,208	$1.98
Options exercisable as of June 30, 2026	6,629,554	$1.22

The following table summarizes information about stock options outstanding as of June 30, 2026:

Outstanding as of June 30, 2026					Exercisable as of June 30, 2026
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	5,604,875	3.26	0.82	8,071	5,604,875	3.26	0.82	8,071
$1.66-$1.87	400,941	6.53	1.66	241	102,720	6.48	1.67	61
$2.00-$2.13	2,405,710	6.44	2.00	625	32,497	5.25	2.13	4
$2.27	1,156,960	6.00	2.27	-	11,740	6.18	2.27	-
$2.39-$2.41	538,709	5.05	2.40	-	538,709	5.05	2.40	-
$3.25	1,350,000	6.46	3.25	-	-	-	-	-
$4.25	1,350,000	6.46	4.25	-	-	-	-	-
$4.99	147,306	3.55	4.99	-	147,306	3.55	4.99	-
$5.36	131,250	3.001	5.36	-	131,250	3.00	5.36	-
$7.58	56,920	2.55	7.58	-	56,920	2.55	7.58	-
$9.07	3,537	2.46	9.07	-	3,537	2.46	9.07	-

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - STOCK-BASED COMPENSATION (continued):

The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

	For the six months ended on June 30, 2026	For the six months ended on June 30, 2025
Expected term	4	4-5
Expected volatility	68.19%	59.63%-63.35%
Expected dividend rate	0%	0%
Risk-free rate	3.65%	3.73%-4.36%

During the six-month period ended on June 30, 2026, 397,628 options were granted to related parties (please refer to Note 13 for further information).

As of June 30, 2026, the unrecognized compensation costs related to unvested stock options was $3,850 thousand, which are expected to be recognized over a weighted-average period of 2.82 years.

The weighted-average fair value of the options that were granted during the period ended June 30, 2026, was $1.66 at the grant date.

The total intrinsic value of options exercised during the period of three months ended June 30, 2026 was $3,539 thousand.

The following table presents the classification of the stock options expenses for the periods indicated:

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Cost of revenue	40	37	20	10
Research and development	83	230	42	95
Sales and marketing	30	84	(13)	26
General and administrative	832	311	424	148
Total stock-based compensation	985	662	473	279

Restricted Stock Units

The following is a summary of the status of the Company’s RSU’s as of June 30, 2026, as well as changes during the period of six months ended June 30, 2026:

	Number of RSUs	Weighted-Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	8,602,317	$2.95
Granted during the period	4,335,811	$1.38
Vested during the period	(2,577,405)	$3.23
Forfeited during the period	(973,311)	$2.76
Outstanding at the end of the period	9,387,412	$2.17

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - STOCK-BASED COMPENSATION (continued):

As of June 30, 2026, the unrecognized compensation cost related to unvested RSUs totaled to approximately $17,995 thousand and is expected to be expensed over a weighted-average recognition period of approximately 2.41 years.

During the six-month period ended on June 30, 2026, 688,929 RSU’s were granted to several related parties (please refer to Note 13 regarding Related Parties).

The following table presents the classification of RSU’s expenses for the periods indicated:

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Cost of revenue	371	459	187	236
Research and development	2,532	3,525	1,266	1,789
Sales and marketing	1,253	1,976	613	807
General and administrative	1,105	1,319	571	664
Total stock-based compensation-RSUs	5,261	7,279	2,637	3,496

NOTE 10 - NET LOSS PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net loss per Ordinary Share for the periods indicated:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Basic net loss per ordinary share
Numerator:
Net loss	(16,342)	(15,492)	(8,052)	(7,184)

Denominator:
Weighted average common shares and vested RSUs – basic and diluted	106,142,089	104,403,869	107,236,802	103,551,779
Basic and dilutive net loss per common share	(0.15)	(0.15)	(0.08)	(0.07)

The following weighted-average Ordinary Shares of securities and vested RSU’s were not included in the computation of diluted net loss per common share as their effect would have been antidilutive:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Options	11,566,112	11,167,386	11,077,148	11,291,810
Unvested Restricted Stock Units	8,981,423	9,735,981	8,764,763	11,190,193
Private Warrants	3,330,000	3,330,000	3,330,000	3,330,000
Public Warrants	5,750,000	5,750,000	5,750,000	5,750,000
Forfeiture Shares	-	359,375	-	359,375

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 11 - FINANCIAL INCOME (EXPENSES), NET

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Foreign currency exchange differences	(931)	(157)	(782)	(17)
Realized and unrealized gain (loss) on derivative instruments	(3)	(619)	2	(823)
Interest income on short-term deposits	1,551	2,322	712	1,088
Other	(23)	(83)	(11)	(23)
Total financial income (expenses), net	594	1,463	(79)	225

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	The chief operating decision maker (the “CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

Cross Industry Business: The Company’s solutions for the non-automotive verticals, including audio-video, industrial, machine vision and medical markets, that deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable.

Automotive: Valens Automotive delivers safe & resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance. Assets information is not provided to the CODM and is not reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

The CODM monitors the gross profit of each segment to analyze fluctuations relative to prior periods (cost reductions, change in product mix etc.).

The CODM uses segment operating profit (loss) to evaluate income (loss) in deciding whether to reinvest profits into the segment. Segment operating profit (loss) is used to monitor budget versus actual results, in order to assess the performance of the segment.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Six months ended on June 30, 2026
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	24,080	10,884	34,964
Cost of revenues	7,246	6,092	13,338
Gross profit	16,834	4,792	21,626
Research and development expenses	13,798	6,572	20,370
Sales and marketing expenses	5,825	4,582	10,407
General and administrative expenses	4,291	3,724	8,015
Change in earnout liability	(282)	-	(282)
Segment operating loss	(6,798)	(10,086)	(16,884)

Financial income (expenses), net			594
Loss before taxes on income			(16,290)

Depreciation and amortization expenses	866	361	1,227
Stock-based compensation	3,387	2,859	6,246

	Six months ended on June 30, 2025
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	24,576	9,311	33,887
Cost of revenues	7,755	4,715	12,470
Gross profit	16,821	4,596	21,417
Research and development expenses	13,159	7,629	20,788
Sales and marketing expenses	5,543	5,230	10,773
General and administrative expenses	4,232	3,132	7,364
Change in earnout liability	(663)	-	(663)
Segment operating loss	(5,450)	(11,395)	(16,845)

Financial income (expenses), net			1,463
Loss before taxes on income			(15,382)

Depreciation and amortization expenses	1,070	458	1,528
Stock-based compensation	3,633	4,308	7,941

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Three months ended on June 30, 2026
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	13,097	5,008	18,105
Cost of revenues	4,037	2,929	6,966
Gross profit	9,060	2,079	11,139
Research and development expenses	6,731	3,345	10,076
Sales and marketing expenses	2,712	2,299	5,011
General and administrative expenses	2,130	1,868	3,998
Segment operating loss	(2,513)	(5,433)	(7,946)

Financial income (expenses), net			(79)
Loss before taxes on income			(8,025)

Depreciation and amortization expenses	430	179	609
Stock-based compensation	1,681	1,429	3,110

	Three months ended on June 30, 2025
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	12,823	4,236	17,059
Cost of revenues	4,126	2,098	6,224
Gross profit	8,697	2,138	10,835
Research and development expenses	6,506	3,692	10,198
Sales and marketing expenses	2,753	2,413	5,166
General and administrative expenses	2,203	1,494	3,697
Change in earnout liability	(837)	-	(837)
Segment operating loss	(1,928)	(5,461)	(7,389)

Financial income (expenses), net			225
Loss before taxes on income			(7,164)

Depreciation and amortization expenses	532	226	758
Stock-based compensation	1,757	2,018	3,775

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

b.	Geographic Revenues

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Domestic (Israel)	244	193	169	129
Hong Kong	3,112	5,094	2,050	3,279
China	2,252	4,574	1,218	2,353
United States	5,231	4,329	2,789	1,652
Portugal	4,929	4,556	2,051	2,318
Hungary	5,368	4,710	2,493	1,830
Japan	2,623	3,011	1,503	1,682
Other	11,205	7,420	5,832	3,816
	34,964	33,887	18,105	17,059

c.	Supplemental data - Major Customers:

The following tables summarize the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	June 30, 2026	December 31, 2025
Accounts Receivable	% of Account Receivable
Customer A	33%	16%
Customer B	14%	15%
Customer C	4%	15%
Customer D	13%	10%
Customer E	0%	10%

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
Revenues	% of Revenues		% of Revenues
Customer A	13%	13%	11%	13%
Customer C	5%	9%	5%	10%
Customer D	11%	8%	10%	5%

d.	Long-lived assets by Geography:

	June 30, 2026	December 31, 2025
	U.S. dollars in thousands
Domestic (Israel)	7,718	8,657
China	89	138
USA	866	871
Other	92	136
	8,765	9,802

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 13 - RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2026, the Company granted 397,628 stock options at a weighted average exercise price of $1.66 to several executive officers and members of the Board of Directors (“Board”). No stock options were granted during the three months ended June 30, 2026.

In addition, during the six months ended June 30, 2026, the Company granted 688,929 RSUs to several executive officers and Board members of the Company. No RSUs were granted to executive officers and Board members of the Company during the three months ended on June 30, 2026.

The fair value of the stock options that were granted during the six months ended June 30, 2026, is $485 thousand, which is expected to be recognized over a 1-4-year vesting period, and the fair value of the granted RSUs is $1,210 thousand, which is expected to be recognized over a 1-4-years vesting period.

NOTE 14 - SUBSEQUENT EVENTS

a.	As described in Note 4, during July 2026, the Company paid the Customer an amount of $250 thousand, while the insurance company paid the Customer $1,476 thousand, thereby settling the claim.

b.	During July 2026, the NYSE initiated delisting proceedings for the Company’s publicly traded warrants (under the Symbol “VLNW”) and halted trading in such warrants effective July 24, 2026. Given the warrants’ near-term expiration and exercise price substantially above the current market price of the Company’s Ordinary Shares, the Company does not expect the delisting to have a material impact on the Company.